News Release

RESIN SYSTEMS ANNOUNCES EXCLUSIVE SUPPLY AGREEMENT AND BUSINESS UPDATE

Calgary, Alberta, December 18, 2006: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB), a composite products innovation company has entered into a multi-year exclusive supply agreement regarding its VRoll™ business division. The agreement is with a leading original equipment manufacturer and distributor ("OEM") of material handling systems and conveyor rollers to the mining industry and to operators of bulk material handling systems worldwide. Pursuant to this agreement, RS will sell its VRoll tubing to fulfill the terms of the OEM purchase orders made throughout the term of the agreement. RS's supply of VRoll tubing will enable the completion and sale of the conveyor roller assemblies by the OEM to its customers.

Through this arrangement, RS and the OEM will begin launching VRoll beginning in early 2007. VRoll, a large-diameter composite tube made using RS's proprietary Version™ resin system, is a stronger, lighter and more durable alternative to the steel tubing currently used in roller assemblies for these industrial sectors. The end user will experience lower overall replacement costs from a more durable roller and energy savings from a significantly lighter roller.

In addition, RS is taking immediate steps to reduce its use of cash in business operations by strategically repositioning its business focus. RS incurred significant cash expenditures throughout 2006 during the ramp up of production of its RStandard™ modular composite utility poles.  While RS made month to month production improvements, ongoing production deficiencies continue to negatively impact RS's cash reserves. RS intends to host a web cast in mid-January 2007 to provide detailed information on its overall 2007 strategic business plan as well as more information on the VRoll business line.

In order to execute the 2007 business plan Paul Giannelia has been appointed Chief Executive Officer and President of RS and Greg Pendura has resigned as Chairman, Chief Executive Officer and President of RS. William Demcoe has also resigned from the board of directors.  "My optimism and enthusiasm in the future success of RS remains unwavering," states Greg Pendura, "but stakeholder concern over the length of time to deliver our game plan had to be addressed. I have total confidence that Paul Giannelia will successfully lead the company in implementing RS's 2007 strategic business plan.  His past successes in building businesses will be the template for the RS's path forward."

Paul Giannelia said, "I look forward to leading RS and implementing our strategic plan, which envisions the successful launch of VRoll and achieving financial stability and profitability."

About RS

RS is a composite product innovator.  RS develops advanced composite products for large-scale industrial markets.  These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel.  The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the VRoll™ bulk material handling system roller tube and the award winning RStandard™ modular composite transmission and distribution structure.  For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version", "RStandard" and "VRoll" are trademarks of RS.

For more information please contact:

Paul Giannelia

Rob Schaefer

President and Chief Executive Officer

Chief Financial Officer and Corporate Secretary

Resin Systems Inc.

Resin Systems Inc.

Phone: (403) 219-8000

Phone:  (403) 219-8000

Fax: (403) 219-8001

Fax:  (403) 219-8001

Email:  pg@grouprsi.com

Email:  robs@grouprsi.com

Certain information set forth in this news release, including management's assessment of RS's future plans, operations, financial guidance and long-term growth prospects, contains forward-looking statements which are based on RS's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause RS's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, RS's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of RS; RS's ability to raise capital on acceptable terms when needed; RS's ability to attract and retain key employees; competition from established competitors with greater resources; the uncertainty of the developing markets in which RS operates; the risks associated with rapidly changing technology; RS's reliance on third parties to supply raw materials and the cost of such raw materials; intellectual property risks, foreign exchange rate fluctuations and changes in general economic, market and business conditions. Many of these risks and uncertainties are described in RS's 2005 annual information form and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and RS assumes no obligation to update or revise such statements to reflect new events or circumstances except as required by applicable securities laws.